

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 22, 2010

<u>Via U.S. Mail</u>

Cheri T. Holley
Vice President and General Counsel
Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301

   Re: **Titan International, Inc.**
       Registration Statement on Form S-4
       Filed: November 2, 2010
       File No.: 333-170296

Dear Ms. Holley:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the new 7.875% Senior Secured Notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

2. We note that four of your subsidiaries will guarantee the debt securities issued by Titan International, Inc., and as such the registration statement at the time of effectiveness must comply with the financial statement requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. We note that Note 20 on page 14 of your financial statements for the period ended September 30, 2010 does not provide the required disclosure with respect to the exchange notes subject to the registration statement. In an appropriate section of the filing please disclose that the guarantees are full and unconditional, and that the guarantors of the 8% senior unsecured notes and 5.625% convertible senior subordinated notes discussed in Note 20, are the same wholly-owned subsidiaries as the subsidiaries guaranteeing the exchange notes. In addition, please confirm in the filing that the tabular disclosure on page 14 of the quarterly report and page F-30 of your most recent annual report is equally applicable to the exchange notes. For additional guidance please see Rule 3-10(f) of Regulation S-K, and Release No. 33-7878 dated August 15, 2000, found on the Commission's website at http://www.sec.gov/rules/final/33-7878.htm.

Prospectus Cover Page

3. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of the Exchange Act. As currently drafted, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what may ultimately be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980) and Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

Market and Industry Data, page ii

4. We note your disclosure in the middle of the paragraph about your inability to guarantee the accuracy and completeness of any third party information incorporated in the prospectus. Please note that you are responsible for the entire content of the registration statement and that you may not use language that would be interpreted as a disclaimer of the information you have chosen to include in the filing. Please revise accordingly.

Risk Factors, page 12

5. We note your disclosure in the penultimate sentence of the introductory paragraph. Please note that you must discuss all currently material risks known to you. Please revise your disclosure to remove any implications that your risk factor disclosure is not materially complete.

Expiration, Extension and Amendment, page 27

6. We note that you reserve the right to delay accepting any original notes. Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). If you are referring to the right to delay acceptance only due to an extension to the exchange offer, so state.

7. We note your reservation of the right to amend the terms of the offer. Please revise your disclosure to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

8. Please advise us as to how oral notice of any extension termination or amendment is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Conditions to the Exchange Offer, page 27

9. An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to avoid the reference to "threatened" actions, as it is unclear how this could be objectively determined.

Return of Outstanding Notes Not Accepted or Exchanged, page 29

10. We note the disclosure indicating that you will return any outstanding notes not accepted for exchange "as promptly as practicable" after expiration or termination of the exchange offer. We note similar disclosure at the end of your "Procedures for Tendering" discussion on page 28. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Description of Other Indebtedness, page 73

11. We note your disclosure regarding your credit facility, yet the credit agreement has not been filed as an exhibit to the registration statement, or incorporated by reference, as the case may be. Please file a complete copy of this agreement as an exhibit with your next amendment, or otherwise tell us why the filing of this agreement would not be required. Refer to Item 601(b)(10) of Regulation S-K.

Material United States Federal Income Tax Considerations, page 76

12. We note that the tax opinion regarding the material U.S. federal income tax consequences of the exchange has been filed as Exhibit 8.1 in short form. Because it appears that you intend the tax discussion section to set forth counsel's opinion, please revise your disclosure to clearly state that the discussion and each of the conclusions in the prospectus are the opinion of counsel and ensure that counsel presents its full opinion in this section of the prospectus and clearly identifies the matters upon which counsel is opining.

Legal Matters, page 80

13. Please revise your disclosure here to indicate legal counsel that will opine on the enforceability of the obligations under each guarantee.

Part II – Information Not Required in Prospectus, page II-1

Signatures

14. Please note that with respect to the subsidiary guarantors, the registration statement must also be signed by the principal financial officer, controller or principal accounting officer and by at least a majority of the board of directors of each registrant. See Instruction 1 to signatures on Form S-4. Please have all the requisite parties sign the registration statement accordingly.

Exhibit 5.1 – Opinion of Bodman LLP
Exhibit 5.2 – Opinion of Schmiedeskamp, Robertson, Neu & Mitchell LLP

15. Please be advised that the exchange notes and the guarantees represent contractual obligations of the company and the subsidiary guarantors and, therefore, counsel must opine that these securities are binding obligations of the company and the subsidiary guarantors under the state contract law governing these securities (i.e., the laws of the State of New York). See Item 601(b)(5) of Regulation S-K.

- To the extent that the opinion of Bodman LLP will opine that the exchange notes will represent binding obligations of the company, please have counsel remove the assumption that the indenture is governed by the laws of the State of Michigan. Counsel must provide an opinion on the laws of the State of New York which govern the enforceability of these debt securities.
- To the extent that the opinion of Schmiedeskamp, Robertson, Neu & Mitchell LLP will opine that the guarantees will represent binding obligations of each subsidiary guarantors, please have counsel revise its opinion to clearly identify the guarantees as separate securities which are

      being registered under the Securities Act of 1933, and state that the guarantees, and not only the provisions of the indenture applicable to the guarantors, represent binding obligations of the guarantors under the laws of the State of New York.

- The opinion of Bodman LLP must clearly specify what matters of law and legal conclusions governed by the laws of the State of Illinois counsel is assuming for purposes of rendering its opinion. We note that neither opinion opines that the company and the subsidiary guarantors are duly organized under the laws of their respective jurisdictions or that the indenture was duly authorized, executed and delivered by each of the noted parties. Please have each counsel revise its respective opinion to clearly define the scope of each opinion, identify the securities covered by the opinion, and ensure that the opinion covers the laws of the proper jurisdiction. In this regard, please have Illinois counsel remove its assumption that with respect to matters involving the guarantor incorporated under the laws of the State of Ohio, the laws of the State of Illinois would apply.

We may have additional comments following the review of the revised opinions.

<u>Exhibit 8.1 – Tax Opinion of Bodman LLP</u>

16. We note counsel's statements set forth in the last paragraph of the first page of the opinion, including the statement that if certain facts, statements and assumptions that you have relied on to issue the opinion are incorrect, your opinion may not be relied upon. Please note that it is inappropriate for counsel to assume any of the material facts underlying the opinion or facts that are readily ascertainable. Therefore, please remove this statement from the opinion. Note that we will not object if counsel assumes that the exchange offer will be conducted as described in the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Barbara A. Bowman, Esq. (Via Facsimile at (313) 393-7579)
   Bodman LLP